

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2012

Via E-mail
Dong Woo Han
Chairman and Chief Executive Officer
Shinhan Financial Group Co., Ltd.
120, 2-Ga. Taepyung-Ro, Jung-Gu
Seoul 100-102, Korea

> **Re:** **Shinhan Financial Group Co., Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed June 28, 2011 and Amended on July 15, 2011**
> **File No. 001-31798**

Dear Mr. Han:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Item 3.D. Risk Factors, page 10

Risks Relating to Our Credit Card Business, page 19

1. We note from recent news articles that the Financial Supervisory Service is investigating the cyber security practices of major credit card companies and that there have been reported customer complaints relating to voice "phishing" scams in the credit card market. Please tell us what consideration you are giving to including expanded risk factor disclosure consistent with the guidance provided by the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm in future filings, including your Form 20-F for the fiscal year ended December 31, 2011.

        You may contact Lindsay McCord at (202) 551-3417 or Brittany Ebbertt at
(202) 551-3572 if you have questions regarding comments on the financial statements and
related matters. Please contact Celia Soehner at (202) 551-3463 or Eric Envall at
(202) 551-3234 with any other questions.

                                        Sincerely,

                                        /s/ Suzanne Hayes
                                        Suzanne Hayes
                                        Assistant Director